

October 20, 2015

Mail Stop 4631

Via E-mail
Mr. Bradley Richardson
Chief Financial Officer
PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012

  Re: **PolyOne Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed February 13, 2015
     File No. 1-16091

Dear Mr. Richardson:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22
Segment Information, page 23

1. We note your discussion and analysis of income tax expense from continuing operations for fiscal years 2014 and 2013 on page 23. Based on your effective tax rate reconciliation within Note 14, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in MD&A so that readers can fully understand the variances and assess the continuing impact. For example, it appears that the differences on rates of foreign operations changed from an additional expense of $1.2 million or a 0.8% increase to your effective tax rate in 2013 to an income tax benefit of $5.4 million or 6.1% decrease to the effective tax rate in 2014. Additionally, please

expand your current discussion to explain in detail the 15.2% decline in your effective income tax rate for 2014 related to your investments in certain foreign affiliates. The disclosure should fully explain why your effective tax rate changed from 38.5% in 2013 to 12.7% in 2014. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

2. Please quantify the extent to which increases/decreases in volumes sold and prices contributed to changes in revenues and income before taxes for consolidated and segment results during each period presented and discuss the factors that resulted in such increases/decreases. In that regard we note that your existing disclosures refer to the impact by attributing the changes to revenues and operating income by referring to an aggregated favorable price and mix without quantifying the impact for each. Refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance.

3. Please expand your disclosures to discuss and quantify the main drivers affecting costs and how they impacted operating income during each period presented, as well as management's expectations of how they may impact future results. For example; we note for the year ended December 31, 2014, your Global Color, Additives and Inks sales decreased 0.2% while operating income increased 20.1%; however there does not appear to be a robust discussion of the reasons for the higher operating income margin. As another example, we note that your Global Specialty Engineered Materials segment sales decreased 2.8% while operating income increased 26.6%. While we note the Company's disclosures that such changes are due to the margin expansion and the continued initiatives the Company is undertaking, your disclosures should be expanded to discuss and quantify the significant components of your costs that are impacting such margin improvement. In that regard your disclosures should provide an analysis of the changes, and address expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

4. We note that you recognized material restructuring charges during fiscal years 2013 and 2014 to, in part, improve efficiency and deliver a portion of the anticipated synergy-related costs savings in connection with the Spartech acquisition. Please expand your discussion and analysis to include the amount of the anticipated future cost savings at the consolidated and reportable segment levels for these activities, and whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Critical Accounting Policies, page 30
Goodwill and Indefinite-lived Intangible Assets, page 31

5. Your disclosure indicates that the fair value of the majority of your reporting units significantly exceeded the corresponding carrying value. For each reporting unit whose

estimated fair value is not substantially in excess of its carrying value, please disclose the following:

- The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;
- The degree of uncertainty associated with key fair value assumptions; and
- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Note 13 – Commitments and Contingencies, page 58

6. You disclose that compliance with current governmental regulations at all levels will not have a material adverse effect on your financial condition. Please expand your assessment to address the effect that compliance will have on your results of operations and cash flows.

Note 14 – Income Taxes, page 60

7. We note your disclosure on page 61 in which it appears that there was a net decrease of approximately $5.7 million in the valuation allowance on your deferred tax assets. However, your effective tax rate reconciliation indicates that the change in the valuation allowance impacted the reconciliation by increasing your effective tax rate by approximately $6.9 million. Please provide us with an understanding of this apparent difference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction